UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Netshoes Limited Reports Second Quarter 2017 Results

Gross Merchandise Volume up 26.1% year-over-year, or 28.7% on an FX neutral basis, to R$630.7 million

Net sales growth of 14.9% year-over-year, or 17.3% on an FX neutral basis, to R$461.3 million

São Paulo, Brazil – August 14th, 2017 – Netshoes (Cayman) Ltd. (NYSE:NETS) (“Netshoes”), Latin America’s leading online retailer of sporting and lifestyle goods, today reported unaudited consolidated financial results for the three and six-month periods ending June 30, 2017. The results are stated in Brazilian Reais (“R$”) and prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

Marcio Kumruian, Founder and CEO of Netshoes, commented:

We achieved strong topline growth and extended our leading market share in the second quarter, while making further headway on strategic initiatives to enhance our profitability.

GMV and Net Sales increased 28.7% and 17.3% respectively on an FX neutral basis year-over-year, as we further expanded our customer base and market share. Year-over-year, the number of registered members grew 20.8% and our active customer base expanded 17.9%. Importantly, we continue to be at the forefront of the mobile opportunity with 42.9% of orders placed from mobile devices, compared to 28.7% in the year-ago period, resulting in greater customer loyalty and purchase frequency.

The strong topline performance comes despite a tough year-over-year comparison (strong 2Q16 performance) and continued weak consumption environment. The pickup in momentum underscores management’s successful actions to introduce new products in attractive and profitable verticals, notably the Zattini brand, Marketplace in Brazil and private label brands. These offerings represent key growth drivers, and their increasing scale and contribution to results is fueling topline growth as well as operating leverage.

Against a backdrop of difficult consumption trends, we took the strategic decision to expand our marketing investments and selectively discount products to offer a strong customer experience, which also resulted in market share gains. This investment in customer acquisition resulted in a lower year-over-year gross margin in the quarter, yet bringing a strong topline growth rate in a challenging retail market. In addition, we registered an increase in returns in our growing B2B nutritional supplement vertical, an initiative that we launched in early 2016 to complement our core B2C business. The increase in returns was driven by a product mix mismatch, which led to an increase in returns of products from some of our B2B clients.

We remain committed to improving profitability alongside growth, and achieved further leverage in fixed expenses during the quarter. We also shortened our net working capital cycle, having strengthened our inventory management in the period and reduced trade accounts receivable days.

As a newly public company with the resources to execute our long-term strategy, we have entered an exciting phase in Netshoes’ expansion and development. Our increased brand awareness helped us attract additional suppliers in the quarter, and we were chosen by premium brands, namely Asics and Olympikus, to launch their new webstores and run their online strategy. We also bolstered our Marketplace and private label offerings with the addition of seasoned executives bringing solid industry experience to these key initiatives.

By diligently executing our long-term strategy, investing in sustainable growth and creating the best shopping experience for our customers, we are well positioned to execute our long-term plans and deliver sustained value to our shareholders.

Operating and Financial Highlights

			Change %				Change %
Operating Data	2Q-2016	2Q-2017	YoY	YoY FX Neutral	1H-2016	1H-2017	YoY	YoY FX Neutral
Registered Members (in millions)	16.5	20.0	20.8%	—	16.5	20.0	20.8%	—
Active Customers (in millions)	5.0	5.9	17.9%	—	5.0	5.9	17.9%	—
Orders Placed by Repeat Customers	73.9%	75.5%	+1.6p.p.	—	74.3%	76.1%	+1.8p.p.	—
Invoiced Orders (in millions)	2.3	2.9	25.1%	—	4.4	5.4	23.0%	—
Orders Placed from Mobile Device	28.7%	42.9%	+14.1p.p.	—	27.8%	41.0%	47.4%	—
Average Basket Size (in R$)	210.7	209.0	-0.8%	1.4%	209.4	205.4	-1.9%	1.0%
GMV (in millions)	500.1	630.7	26.1%	28.7%	940.4	1,161.9	23.5%	27.1%
Marketplace GMV (as % of total GMV)	0.6%	6.4%	+5.9p.p.	—	0.4%	5.9%	+5.5p.p.	—

			Change %				Change %
Financial Data (In R$ Millions)	2Q-2016	2Q-2017	YoY	YoY FX Neutral	1H-2016	1H-2017	YoY	YoY FX Neutral
Net Sales	401.6	461.3	14.9%	17.3%	749.5	857.6	14.4%	17.7%
Net Sales—Brazil	354.5	407.5	14.9%	—	657.9	763.0	16.0%	—
Net Sales—International	47.1	53.8	14.2%	35.0%	91.6	94.5	3.2%	29.8%
Gross Margin %	35.4%	33.1%	-2.2p.p.	—	33.0%	33.0%	0.0p.p.	—
EBITDA Margin %	-1.4%	-1.9%	-0.5p.p.	—	-6.5%	-0.7%	+5.8p.p.	—

(1)	For a reconciliation of net sales to GMV, see page 10 below.

Financial Highlights

➣	Net sales were R$461.3 million in 2Q-2017, a 14.9% increase YoY (+17.3% on an FX neutral basis). The result was negatively impacted by an increase of R$12.5 million of returns recorded in the B2B business. In 1H-2017, net sales amounted to R$857.6 million, representing a 14.4% increase over the year-ago period (+17.7% on an FX neutral basis).

➣	The Brazilian operation’s net sales grew 14.9% YoY to R$407.5 million, while the International operation posted net sales growth of 14.2% on an as reported basis and 35.0% on an FX neutral basis. In 1H-2017, net sales in Brazil amounted to R$763.0 million (+16.0% YoY) and R$94.5 million in the international operation (+3.2% YoY and +29.8% YoY on an FX neutral basis).

➣	Gross profit totaled R$152.8 million (33.1% gross margin) in 2Q-2017, compared to R$142.1 million (35.4% gross margin) in 2Q-2016 and was negatively impacted by strategic price discounting initiatives intended to expand the Company’s market share and customer base. In addition, the Company registered a negative impact of R$2.1 million as a result of an increase in returns in the B2B business. Gross profit amounted to R$282.6 million in 1H-2017 (33.0% gross margin) and to R$247.1 million in 1H-2016 (33.0% gross margin). Excluding a non-recurring R$10.1 million positive effect on cost of sales relative to VAT tax credits recorded in 1Q-2017, gross profit for 1H-2017 would have been R$272.5 million, representing a 31.8% gross margin.

➣	Adjusted Selling and Marketing Expenses were R$119.8 million (26.0% of net sales) in 2Q-2017, compared to R$103.9 million in 2Q-2016 (25.9% of net sales). This result equated to a 15.3% increase YoY, mainly due to higher marketing investments (Zattini campaigns in Brazil and Hot Sale season in Mexico and Argentina), and represented a 0.1p.p. increase as a percentage of net sales. In 1H-2017, Adjusted Selling and Marketing Expenses amounted to R$220.5 million (25.7% of net sales), a 1.8 p.p. decrease when compared with R$206.2 million (27.5% of net sales) recorded for 1H-2016.

➣	Adjusted General and Administrative Expenses were R$36.6 million (7.9% of net sales) in 2Q-2017, compared to R$39.7 million in 2Q-2016 (9.9% of net sales), representing a 2.0 p.p. improvement YoY due to expense reduction initiatives and operating leverage. Adjusted General and Administrative Expenses in 1H-2017 amounted to R$61.0 million (7.1% of net sales), a 3.7 p.p. decrease compared with R$80.7 million (10.8% of net sales) in 1H-2016. Excluding the R$12.9 million non-recurring positive effect registered in 1Q-2017 under personnel expenses related to adjustments in the Company’s stock option plan[1], adjusted General and Administrative expenses for 1H-2017 would have been R$73.8 million (8.6% of net sales), representing a 2.2 p.p. margin improvement over 1H-2016.

➣	EBITDA was negative R$8.9 million in 2Q-2017, compared to negative R$5.8 million EBITDA in 2Q-2016. The EBITDA margin declined 0.5 p.p. to 1.9%, as a result of the previously mentioned effects. EBITDA for 2Q-2017 included a negative impact of R$2.1 million as a result of an increase in returns in the B2B business. EBITDA for 1H-2017 amounted to negative R$5.8 million (-0.7% of net sales), up 88.0% or 5.8p.p. when compared to negative R$48.4 million (-6.5% of net sales) for the same period last year. Excluding the non-recurring effects recorded in 1Q-2017, EBITDA for 1H-2017 would have been negative R$28.8 million, with a negative 3.4% EBITDA margin, representing a 3.1 p.p. margin improvement over 1H-2016.

➣	EBITDA for the Brazilian operation (“EBITDA Brazil”) was positive R$6.0 million (1.5% EBITDA margin) in 2Q-2017, compared to positive R$6.3 million (1.8% EBITDA margin) in 2Q-2016. EBITDA Brazil for 1H-2017 amounted to positive R$19.0 million (2.5% of net sales), compared to negative R$22.2 million (-3.4% of net sales) for the same period last year. Excluding the non-recurring effects recorded in 1Q-2017, EBITDA for 1H-2017 would have been negative R$4.0 million, with a negative 0.5% EBITDA margin, a 2.9 p.p. margin improvement over 1H-2016.

➣	EBITDA for the International operations (“EBITDA International”) amounted to negative R$11.8 million (negative 21.9% EBITDA margin) in 2Q-2017, a 0.3 p.p. margin improvement over 2Q-2016. EBITDA International for 1H-2017 amounted to negative R$20.6 million (-21.8% of net sales), compared to negative R$21.6 million (-23.6% of net sales) for the same period last year, representing a 1.8 p.p. margin improvement.

➣	Net income was negative R$35.2 million (negative 7.6% net margin) in 2Q-2017, compared to negative R$33.6 million in 2Q-2016 (negative 8.4% net margin), representing a 0.8 p.p. margin improvement. In 1H-2017, Net income was negative R$72.9 million (negative 8.5% net margin), a 4.2 p.p. margin improvement when compared with negative R$95.3 million (negative 12.7% net margin) recorded in 1H-2016.

Business Highlights

➣	Consistent growth in customer metrics, with registered members reaching 20.0 million in 2Q-2017 (+20.8% YoY) and active customers reaching 5.9 million (+17.9% YoY). During the quarter, invoiced orders from repeat customers represented 75.5% of total orders, a 1.6 p.p. increase YoY.

➣	Continued migration of consumers purchasing habits to mobile devices, with 42.9% of total orders placed from mobile devices in 2Q-2017, a 14.1 p.p. increase over 2Q-2016.

➣	Consolidated Gross Merchandise Volume (GMV) increased 26.1% YoY (+28.7% on an FX neutral basis) to R$630.7 million, mainly driven by a 25.1% increase in the number of invoiced orders. GMV for 1H-2017 amounted to R$1,161.9 million, representing a 23.5% YoY increase (+27.1% on an FX neutral basis).

➣	Total marketplace GMV in 2Q-2017 was R$40.7 million and accounted for 6.4% of total GMV (7.3% in Brazil), with a total vendor base comprised of 505 vendors, an increase of 430 qualified third-party B2C vendors when compared to 2Q-2016 and 130 vendors over 1Q-2017 (+35%).

➣	Zattini continues to be among the fastest growing fashion and beauty eCommerce sites in Brazil, with a 64.0% YoY increase in net sales.

➣	Shoestock, a private label brand the Company successfully re-launched in March 2017, continues to report solid growth combined with high margins. Shoestock is available to customers nationwide via Netshoes’ online platform and also offers a complete omni-channel shopping experience to customers in São Paulo city through a brick-and-mortar store. This store is fully integrated with the Company’s online operations and provides significant cross-selling opportunities with other fashion and beauty categories.

[1]	Based on the Company’s historical practice of repurchasing its shares from employees at fair market value upon separation pursuant to repurchase rights, the option grants were accounted for as “cash-settled awards” (stock appreciation rights) where the fair market value of the liability is re-measured at each reporting date. The positive adjustment in 1Q-2017 reflects the reduction in the value of this liability based on the IPO pricing range. The Company does not plan to repurchase its shares from option holders following its IPO so we do not anticipate liability adjustments related to these awards going forward.

➣	Together with Shoestock, the Company’s collection of private label, white label brands and licensing products continues to grow as a proportion of revenues, reflecting increased sales of the existing portfolio and new products. Sales for these categories represented 8.4% of net sales in 2Q-2017 (9.5% in Brazil), equating to a 2.2 p.p. increase YoY.

➣	The efficiency of shipping increased, reflecting higher revenues and lower shipping costs driven by additional scale. Net shipping cost as a percentage of net sales decreased to 4.4% in 2Q-2017 from 6.1% in FY2016.

Subsequent Events

➣	In July, the Company has contracted a special credit line with FINEP totaling R$79.7 million to finance future technology research and development initiatives. FINEP is a Brazilian state-owned institution dedicated to promote the country’s development in science, technology and innovation. This credit line has more favorable market terms and conditions when compared to traditional bank financing. Proceeds will be received in three tranches and amortized over nine years. The first tranche will be received in September 2017, with the subsequent tranches disbursed according to the Company’s progress on specified projects.

➣	Also in July, the Company took action to further improve the customer experience while streamlining its operations by implementing an integrated IT sales platform in Mexico and Argentina’s operations. The platform is highly customized and will enable us to be more agile and fast paced as it reduces the time to market and cost of implementation of new technologies and different types of strategies in the online stores the Company operates. It was developed to be fully “Cloudable” and support desktop, mobile and app channels. By the end of 3Q-2017, the Company will have all online stores in the three countries it operates integrated in the same IT sales platform.

Financial and Operating Performance

			Change %				Change %
Consolidated P&L (In R$ Millions)	2Q-2016	2Q-2017	YoY	FX Neutral	1H-2016	1H-2017	YoY	FX Neutral
GMV(1)	500.1	630.7	26.1%	28.7%	940.4	1,161.9	23.5%	27.1%
Net Sales – Brazil	354.5	407.5	14.9%		657.9	763.0	16.0%
Net Sales – International	47.1	53.8	14.2%	35.0%	91.6	94.5	3.2%	29.8%

Net Sales	401.6	461.3	14.9%	17.3%	749.5	857.6	14.4%	17.7%

Cost of Sales	(259.6)	(308.5)	18.8%		(502.4)	(575.0)	14.4%
Gross Profit	142.1	152.8	7.6%		247.1	282.6	14.4%
% Gross Margin	35.4%	33.1%	-2.2p.p.		33.0%	33.0%	0.0p.p.
Adjusted Selling and Marketing Expenses(2)	(103.9)	(119.8)	15.3%		(206.2)	(220.5)	7.0%
% of Sales	-25.9%	-26.0%	0.1p.p.		-27.5%	-25.7%	-1.8p.p.
Adjusted General and Adm. Expenses(2)	(39.7)	(36.6)	-7.8%		(80.7)	(61.0)	-24.5%
% of Sales	-9.9%	-7.9%	-1.9p.p.		-10.8%	-7.1%	-3.7p.p.
Other Operating Expenses	(1.7)	(1.0)	-40.6%		(3.4)	(2.1)	-37.5%
% of Sales	-0.4%	-0.2%	-0.2p.p.		-0.5%	-0.2%	-0.2p.p.
Certain Other Net Financial Result	(2.6)	(4.3)	65.2%		(5.2)	(4.8)	-7.9%
% of Sales	-0.6%	-0.9%	0.3p.p.		-0.7%	-0.6%	-0.1p.p.
Adjusted Operating Expenses	(147.9)	(161.7)	9.4%		(295.5)	(288.4)	-2.4%
% of Sales	-36.8%	-35.1%	-1.8p.p.		-39.4%	-33.6%	-5.8p.p.

EBITDA	(5.8)	(8.9)	-52.9%		(48.4)	(5.8)	88.0%

% of Sales	-1.4%	-1.9%	-0.5p.p.		-6.5%	-0.7%	5.8p.p.
Amortization and Depreciation	(8.1)	(7.6)	-6.7%		(15.0)	(15.7)	4.2%
% of Sales	-2.0%	-1.6%	-0.4p.p.		-2.0%	-1.8%	-0.2p.p.
Net Adjusted Financial Result(3)	(19.70)	(18.7)	-5.2%		(31.8)	(51.4)	61.5%
% of Sales	-4.9%	-4.0%	-0.9p.p.		-4.2%	-6.0%	1.7p.p.
Current Income Tax	0.0	(0.0)	—		0.0	(0.0)	—

Net Income/(Loss)	(33.6)	(35.2)	-4.5%		(95.3)	(72.9)	23.5%

% of Sales	-8.4%	-7.6%	0.8p.p.		-12.7%	-8.5%	4.2p.p.

(1)	For a reconciliation of net sales to GMV, see page 10 below.
(2)	For a reconciliation of Marketing and Selling expenses to Adjusted Marketing and Selling Expenses and General and Administrative Expenses to Adjusted General and Administrative Expenses, see page 12 below.
(3)	For a reconciliation of financial income (expense) to Net Adjusted Financial Result, see page 11 below.

Net Working Capital Cycle

In Days	2Q-2016	2Q-2017
Trade Accounts Receivable	25	20
Inventories	135	127
Trade Accounts Payable	101	101
Cash Conversion Cycle	60	46

In 2Q-2017, the Company’s net working capital cycle was reduced by 14 days to 46 days, compared to 60 days in 2Q-2016. This reduction was mainly attributable to an 8 day reduction in the inventory cycle (from 135 days in 2Q-2016 to 127 days in 2Q-2017), driven by strict inventory control and improved inventory planning. In addition, the trade accounts receivable cycle was reduced by 5 days to 20 days due to the factoring of credit card accounts receivable. The trade accounts payable cycle remained stable at 101 days.

There remains significant opportunity to further streamline the working capital cycle. In 2Q-2017, the Company decided to increase the minimum threshold for installment payments to R$40 from R$25, which will reduce the average number of installments, benefiting the trade accounts receivables cycle in the next quarters. Additionally, the reduction in the inventory cycle which began in the second quarter is expected to continue as the Marketplace expands its share of GMV and the Company gradually adjusts its procurement curves. Furthermore, trade accounts payable tends to increase as Zattini grows its share of revenuesand the Company continues to expand its scale.

Indebtedness

Debt (In R$ Millions)	2Q-2016	4Q-2016	1Q-2017	2Q-2017
Working Capital	147.6	263.7	277.7	260.9
Short-term	71.1	36.4	71.6	76.0
Long-term	76.5	227.2	206.1	185.0
Convertible Notes	—	—	84.9	—
Short-term	—	—	—	—
Long-term	—	—	84.9	—
Debenture	141.1	122.3	112.8	103.2
Short-term	38.8	38.6	38.4	38.1
Long-term	102.2	83.6	74.3	65.1
Other	1.9	1.4	1.2	1.0
Short-term	0.89	0.89	0.89	0.89
Long-term	0.99	0.54	0.32	0.10

TOTAL DEBT (R$)	290.5	387.4	476.5	365.1

Short-term (%)	38%	20%	23%	31%
Long-term (%)	62%	80%	77%	69%
(-) Total Cash	(106.3)	(154.5)	(123.6)	(459.4)
Cash and Cash Equivalents	(61.6)	(111.3)	(84.6)	(419.9)
Restricted Cash	(44.6)	(43.2)	(39.1)	(39.5)

NET DEBT (R$)	184.3	232.9	352.9	(94.3)

Total debt in 2Q-2017 amounted to R$365.1 million (of which 31% was short-term debt), comprised of R$260.9 million of working capital credit lines, R$103.2 million of debentures and R$1.0 million of other credit lines. On April 18, 2017, the conclusion of the Company’s IPO prompted the conversion of convertible notes into equity (R$84.9 million registered as long term debt on the balance sheet in February, 2017), while Netshoes’ cash position was strengthened by the receipt of net proceeds from its IPO (US$138.8 million or R$429.8 million using the prevailing exchange rate at the date of the IPO’s completion).

As a result, in 2Q-2017, the Company’s net cash position was R$94.3 million, compared to net debt of R$184.3 million in 2Q-2016.

With the proceeds from the offering and taking advantage of falling interest rates, the Company is also optimizing its balance sheet by contracting new long-term subsidized credit lines, as mentioned above, and looking to renegotiate terms and costs on existing contracts.

Cash Flow

Consolidated Cash Flow Statement (In R$ Millions)	2Q-2016	2Q-2017	1H-2016	1H-2017
Net loss	(33.6)	(35.2)	(95.3)	(72.9)
Depreciation and amortization	7.4	7.6	14.3	15.7
Interest expense, net	19.0	27.3	42.5	61.9
Share-based payment	2.1	(1.6)	3.5	(13.5)
Others	(3.4)	4.2	2.0	11.7
Adjusted Net Loss	(8.6)	2.3	(33.1)	2.9
Trade accounts receivable	53.5	18.0	152.8	84.9
Inventories	(65.1)	(1.9)	(85.7)	(40.8)
Trade accounts payable / Reverse Factoring	76.3	(2.8)	2.1	(51.2)
Changes in Working Capital	64.7	13.3	69.2	(7.1)
Restricted Cash	13.1	(0.2)	7.9	3.1
Recoverable taxes	(15.9)	(19.1)	(31.1)	(34.7)
Judicial deposits	(9.3)	(12.8)	(18.2)	(23.6)
Accrued expenses	(4.0)	6.5	(24.5)	(31.4)
Taxes and contributions payable	(1.6)	8.2	—	0.2
Others	4.8	(26.5)	(5.4)	(16.2)
Total Changes in Assets and Liabilities	(12.8)	(43.9)	(71.3)	(102.5)

Net Cash Provided by (Used In) Operating Activities	43.2	(28.3)	(35.2)	(106.8)
Capex	(7.7)	(14.1)	(35.1)	(27.3)
Others	(16.8)	(10.0)	(7.7)	0.8

Net Cash Provided by (Used in) Investing Activities	(24.5)	(24.2)	(42.8)	(26.4)
Proceeds / Payment of debt	(38.3)	(26.9)	(55.1)	71.0
Payments of interest	(15.6)	(16.9)	(48.8)	(61.0)
Proceeds from issuance of common stock	—	424.5	—	424.5

Net Cash Provided by (Used in) Financing Activities	(53.8)	380.7	(103.9)	434.5
Effect of exchange rate changes on cash and cash equivalents	(2.0)	7.1	(5.5)	7.3

Change in Cash and Cash Equivalents	(37.2)	335.4	(187.5)	308.6

Cash and cash equivalents, beginning of period	98.8	84.6	249.1	111.3
Cash and cash equivalents, end of period	61.6	419.9	61.6	419.9

The change in cash and cash equivalents was positive R$335.4 million in 2Q-2017, compared to negative R$37.2 million in 2Q-2016.

In 2Q-2017, the Company used R$89.1 million in cash net of the IPO proceeds, of which R$42.7 million was used to pay principal and interest on debt, and R$28.3 million was used in operating activities. This compares with net cash of R$43.2 million provided by operating activities in 2Q-2016. The change primarily reflects (i) a reduction in the factoring of trade accounts receivables in 2Q-2017 (R$64.6 million in 2Q-2016 compared to R$27.1 million in 2Q-2017); (ii) an increase in the balance of receivables from B2B clients attributable to R$15.5 million of overdue receivables recorded in “Others”; (iii) the release of restricted cash in the amount of R$13.1 million in 2Q-2016; and (iv) an annual bonus payment in 2Q-2017 (paid during the first quarter of 2016).

Capex for the period amounted to R$14.1 million (3.1% of net sales) and Net cash provided by financing activities amounted to R$380.7 million in 2Q-2017. The result was attributable to the receipt of net proceeds from the IPO, which was completed on April 18, 2017 (US$138.8 million or R$429.8 million using the prevailing exchange rate at the date of the IPO’s completion), partially offset by debt amortization amounting to R$42.7 million (including principal and interest).

2Q-2017 Conference Call Information

A conference call will be held today with live webcast at 5:00 pm (Eastern Time).

Investors and participants can access the call by dialing 1-888-317-6003 in the U.S. and 1-412-317-6061 internationally. The passcode for the conference line is 2846065. An archived webcast will be available on our IR website. For more information visit: http://investor.netshoes.com.

About Netshoes

Founded in 2000, we are the leading sports and lifestyle online retailer in Latin America and one of the largest online retailers in the region, with operations in Brazil, Argentina, and Mexico. Through the websites Netshoes, Zattini and Shoestock, as well as through partner-branded store sites we manage, we offer customers a wide selection of products and services for sports, fashion and beauty.

Core to our success has been a relentless focus on delivering a superior experience to our clients. As one of the first companies in Latin America to provide online retail offerings, we benefit from our early mover advantage, which has allowed us to capture what we believe is a significant market share and achieve a leadership position in a large and expanding addressable market. For more information, visit: http://investor.netshoes.com

Investor Relations Contact

Otavio Lyra, Investor Relations Officer

São Paulo, Brazil

Phone: +55 11 3028-3528

Email: ir@netshoes.com

http://investor.netshoes.com

Forward-Looking Statements

This announcement, prepared by Netshoes (Cayman) Limited (the “Company”), contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the Company’s strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “strategy,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. The Company may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Company’s goals and strategies; Company’s future business development; Company’s ability to maintain sufficient working capital, the continued growth of eCommerce in Latin America, the Company’s ability to predict and react to changes in consumer demand or shopping patterns, Company’s ability to retain or increase engagement of consumers, Company’s ability to maintain or grow its net sales or business, general economic and political conditions in the countries where it operates. Further information regarding these and other risks is included in the Company’s filings with the SEC. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

Non-IFRS Financial Measures

We present non-IFRS measures when we believe that the additional information is useful and meaningful to investors. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-IFRS financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This announcement includes unaudited non-IFRS financial measures, including GMV, Adjusted Selling and Marketing Expenses, Adjusted General and Administrative Expenses, Net Adjusted Financial Result, Certain Other Net Financial Result, Adjusted Operating Expenses, EBITDA, EBITDA Margin, EBITDA Brazil and EBITDA International.

(1): “GMV” is defined as the sum of net sales, returns, GMV from marketplace and net sales taxes, less marketplace and NCard activation commission fees;

(2) “Adjusted Selling and Marketing Expenses” is defined as selling and marketing expenses less amortization and depreciation expenses;

(3) “Adjusted General and Administrative Expenses” is defined as general and administrative expenses less amortization and depreciation expenses;

(4) “Net Adjusted Financial Result” is defined as the sum of financial income and financial expenses less “Certain Other Net Financial Result”;

(5) “Certain Other Net Financial Result” is defined as the sum of foreign exchange gains/losses, derivative financial instruments gains/losses, bank charges and other financial income/expenses;

(6) “Adjusted Operating Expenses” is defined as operating expenses (selling and marketing, general and administrative and other operating expenses) less amortization and depreciation expenses, plus “Certain Other Net Financial Result”;

(7) “EBITDA” is defined as net income/loss, plus net adjusted financial result, plus income tax, plus depreciation and amortization expenses;

(8) “EBITDA Brazil” is defined as net income/loss, plus net adjusted financial result, plus income tax, plus depreciation and amortization expenses;

(9) “EBITDA International” is defined as net income/loss, plus net adjusted financial result, plus income tax, plus depreciation and amortization expenses;

(10) “EBITDA Margin” is defined as EBITDA divided by net sales for the relevant period, expressed as a percentage.

The following table shows the reconciliation for GMV, as described above:

GMV Reconciliation (In R$ Millions)	2Q-2016	2Q-2017	1H-2016	1H-2017
Net sales	401.6	461.3	749.5	857.6
Add (subtract):
Sales taxes, net	68.6	84.1	132.4	154.1
Returns	27.8	53.6	55.9	95.8
Marketplace commission fees	(0.7)	(8.7)	(0.8)	(13.6)
NCard activation commission fees	(0.1)	(0.4)	(0.1)	(0.7)

Sub-Total:	497.2	590.0	937.0	1,093.2

GMV from marketplace	2.9	40.7	3.4	68.7

GMV	500.1	630.7	940.4	1,161.9

The following table shows the reconciliation for Net Adjusted Financial Result and Certain Other Net Financial Result as described above:

Net Adjusted Financial Result Reconciliation (In R$ Millions)	2Q-2016	2Q-2017	1H-2016	1H-2017
Financial Income	4.7	10.2	12.5	15.2
Financial Expenses	(27.0)	(33.1)	(49.5)	(71.4)

Net Financial Result	(22.3)	(23.0)	(37.0)	(56.2)

Subtract Certain Other Net Financial Result:
Certain Other Financial Income:
Foreign exchange gain	0.0	(0.3)	0.0	(0.7)
Derivative financial instruments gain	0.0	(0.0)	0.0	(0.8)
Other Financial Income	(0.3)	(0.0)	(0.4)	(0.0)
Certain Other Financial Expenses:
Foreign exchange loss	0.4	1.8	0.5	1.8
Derivative financial instruments loss	0.0	0.0	0.0	0.0
Bank charges	1.8	2.5	3.6	4.0
Other Financial Expenses	0.6	0.3	1.5	0.5

Net Adjusted Financial Result	(19.7)	(18.7)	(31.8)	(51.4)

1) Net Financial Result: consists of Interest income/expenses, Imputed interest on installment sales, Imputed interest on credit purchases, Debt issuance costs, Foreign exchange gains/loss, Derivative financial instruments gains/loss, Bank charges and Other financial income/expenses.

The following table shows the reconciliation for EBITDA, EBITDA Margin, EBITDA Brazil and EBITDA International as described above:

Consolidated EBITDA Reconciliation (In R$ Millions)	2Q-2016	2Q-2017	1H-2016	1H-2017
Net loss (consolidated)	(33.6)	(35.2)	(95.3)	(72.9)
Add (subtract):
Income tax expense	0.0	0.0	0.0	0.0
Net Adjusted Financial Result	19.7	18.7	31.8	51.4
Amortization and Depreciation	8.1	7.6	15.0	15.7

EBITDA (consolidated)	(5.8)	(8.9)	(48.4)	(5.8)

Net Sales	401.6	461.3	749.5	857.6

EBITDA Margin (consolidated) %	-1.4%	-1.9%	-6.5%	-0.7%

EBITDA Brazil Reconciliation (In R$ Millions)	2Q-2016	2Q-2017	1H-2016	1H-2017
Net loss (Brazil)	(17.7)	(16.1)	(62.6)	(39.6)
Add (subtract):
Income tax expense	0.0	0.0	0.0	0.0
Net Adjusted Financial Result	17.0	15.7	27.0	44.9
Amortization and Depreciation	7.0	6.4	13.4	13.7

EBITDA Brazil	6.3	6.0	(22.2)	19.0

Net Sales	354.5	407.5	657.9	763.0

EBITDA Margin Brazil %	1.8%	1.5%	-3.4%	2.5%

EBITDA International Reconciliation (In R$ Millions)	2Q-2016	2Q-2017	1H-2016	1H-2017
Net loss (International)	(13.4)	(14.6)	(27.3)	(25.6)
Add (subtract):
Income tax expense	0.0	0.0	0.0	0.0
Net Adjusted Financial Result	2.8	2.5	5.0	4.5
Amortization and Depreciation	0.3	0.3	0.7	0.5

EBITDA International	(10.2)	(11.8)	(21.6)	(20.6)

Net Sales	47.1	53.8	91.6	94.5

EBITDA Margin International %	-21.6%	-21.9%	-23.6%	-21.8%

The following table shows the reconciliation for Adjusted Operating Expenses, as described above:

Adjusted Operating Expenses Reconciliation (In R$ Millions)	2Q-2016	2Q-2017	1H-2016	1H-2017
Selling and Marketing Expenses	(105.9)	(121.0)	(209.8)	(222.5)
Add (subtract):
Amortization and Depreciation	2.0	1.2	3.6	2.0
Adjusted Selling and Marketing Expenses	(103.9)	(119.8)	(206.2)	(220.5)
General and Administrative Expenses	(45.8)	(43.0)	(92.2)	(74.6)
Add (subtract):
Amortization and Depreciation	6.1	6.4	11.4	13.7
Adjusted General and Administrative Expenses	(39.7)	(36.6)	(80.7)	(61.0)
Other Operating Expenses	(1.7)	(1.0)	(3.4)	(2.1)
Certain Other Net Financial Result	(2.6)	(4.3)	(5.2)	(4.8)

Adjusted Operating Expenses	(147.9)	(161.7)	(295.5)	(288.4)

Certain Definitions:

Registered members

Mean the sum of all people that have completed the registration form in all our websites.

Active customers

Mean customers who made purchases online with us during the preceding twelve months as of the relevant dates.

Repeat customers

Mean the sum of orders placed by customers who have previously purchased from us during the preceding twelve months as of the relevant dates.

Invoiced orders

Mean the total number of orders invoiced to active customers during the relevant period (online and offline sales).

Orders placed from mobile devices

Mean the sum of total orders placed by active customers through our mobile site and applications as a percentage of total orders placed by active customers for the relevant period.

Average basket size

Mean the sum of invoiced order value in connection with a product sale (online and offline), including shipping fees and taxes, divided by the number of total invoiced orders for the relevant period. Excludes B2B and NCard operations.

Gross merchandise volume (“GMV”)

Mean the sum of net sales, returns, GMV from marketplace and net sales taxes. Excludes marketplace and NCard activation commission fees.

Net Working Capital Cycle

Mean the sum of the balances of (a) Trade accounts receivable and (b) Inventories, less (c) the balance of Trade accounts payable, plus the balance of (d) Reverse factoring.

Partner-branded stores

Mean all partner-branded online stores that we manage.

Foreign Exchange Neutral (“FX Neutral”)

Growth rate shown on constant local currency basis, aiming to demonstrate what the results would have been had exchange rates in Mexico and Argentina remained constant during the period comparison.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

December 31, 2016 and June 30, 2017

(Reais and Dollars in thousands)

	December 31,	June 30,
	2016	2017	2017
Assets	BRL	BRL	USD
Current assets:
Cash and cash equivalents	R$111,304	R$419,949	US$126,942
Restricted cash	21,946	18,857	5,700
Trade accounts receivables, net	213,994	122,783	37,115
Inventories, net	352,011	393,711	119,011
Recoverable taxes	66,329	72,497	21,914
Other current assets	59,127	65,688	19,856

Total current assets	824,711	1,093,485	330,538

Non-current assets:
Restricted cash	21,254	20,623	6,234
Judicial deposits	71,817	95,432	28,847
Recoverable taxes	33,178	62,331	18,841
Other assets	950	950	288
Due from related parties	17	17	5
Property and equipment, net	74,202	74,471	22,511
Intangible assets, net	87,593	99,262	30,005

Total non-current assets	289,011	353,086	106,731

Total assets	1,113,722	1,446,571	437,269

	December 31,		June 30,
	2016		2017		2017
Liabilities and Shareholders’ Equity		BRL		BRL		USD
Current liabilities:
Trade accounts payable	R$	335,430	R$	283,941	US$	85,829
Reverse factoring		27,867		29,356		8,874
Current portion of long-term debt		75,956		114,992		34,760
Derivative financial liabilities		186		0		0
Taxes and contributions payable		15,249		15,396		4,654
Deferred revenue		6,628		6,628		2,004
Accrued expenses		122,048		90,560		27,374
Other current liabilities		33,331		36,362		10,992

Total current liabilities		616,695		577,235		174,487

Non-current liabilities:
Long-term debt, net of current portion		311,426		250,103		75,601
Provision for labor, civil and tax risks		5,177		8,666		2,620
Share-based payment		30,139		0		0
Deferred revenue		26,247		24,798		7,496
Other non-current liabilities		13		21		6

Total non-current liabilities		373,002		283,588		85,723

Total liabilities		989,697		860,823		260,210

Shareholders’ equity:
Share capital		141		244		74
Additional-paid in capital		821,988		1,348,349		407,577
Treasury shares		(1,533)		(1,533)		(463)
Accumulated other comprehensive income (loss)		(19,577)		(11,476)		(3,469)
Accumulated losses		(677,379)		(749,878)		(226,673)

Equity attributable to owners of the parent		123,640		585,706		177,046

Non-controlling interests		385		42		13

Total shareholders’ equity		124,025		585,748		177,059

Total liabilities and shareholders’ equity		1,113,722		1,446,571		437,269

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss

For the six-months ended June 30, 2016 and 2017

(Reais and Dollars in thousands, except loss per share)

	For the six months ended June 30,			For the three months ended June 30,
	2016	2017	2017	2016	2017	2017
	BRL	BRL	USD	BRL	BRL	USD
Net Sales	R$749,507	R$857,559	US$259,222	R$401,644	R$461,331	US$139,451
Cost of sales	(502,387)	(574,954)	(173,797)	(259,567)	(308,492)	(93,251)

Gross Profit	247,120	282,605	85,425	142,077	152,839	46,200

Operating expenses:
Selling and distribution expenses	(209,826)	(222,526)	(67,265)	(105,886)	(121,000)	(36,576)
General and administrative expenses	(92,151)	(74,647)	(22,564)	(45,815)	(43,020)	(13,004)
Other operating expense, net	(3,387)	(2,116)	(640)	(1,724)	(1,024)	(310)

Total operating expenses	(305,364)	(299,289)	(90,469)	(153,425)	(165,044)	(49,890)

Operating income (loss)	(58,244)	(16,684)	(5,044)	(11,348)	(12,205)	(3,690)

Financial income	12,491	15,195	4,593	4,737	10,166	3,073
Financial expenses	(49,520)	(71,383)	(21,578)	(27,026)	(33,116)	(10,010)

Loss before income tax	(95,273)	(72,872)	(22,029)	(33,637)	(35,155)	(10,627)

Income tax expense	0	(2)	(1)	0	(2)	(1)

Net Loss	(95,273)	(72,874)	(22,030)	(33,637)	(35,157)	(10,628)

Net loss attributable to:
Owners of the Parent	(94,865)	(72,499)	(21,915)	(33,671)	(34,991)	(10,577)
Non-controlling interests	(408)	(375)	(115)	34	(166)	(51)
Loss per share attributable to owners of the Parent Basic and diluted	R$(4.54)	R$(3.09)	US$ (0.94)	R$(1.61)	R$(1.49)	US$(0.45)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash flows

For the six-months ended June 30, 2016 and 2017

(Reais and Dollars in thousands)

	For the six months ended June 30,
		2016		2017		2017
		BRL		BRL		USD
Cash flows from operating activities:
Net loss	R$	(95,273)	R$	(72,874)	US$	(22,030)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts		(280)		6,262		1,893
Depreciation and amortization		14,270		15,663		4,735
Loss on disposal of property and equipment, and intangible assets		494		170		51
Share-based payment		3,532		(13,469)		(4,071)
Deferred taxes		—		2		1
Provision for contingent liabilities		—		4,595		1,389
Interest expense, net		42,457		61,892		18,709
Provision for inventory losses		0		464		140
Other		1,738		179		54
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash		7,924		3,089		934
Trade accounts receivable		152,818		84,879		25,657
Inventories		(85,709)		(40,822)		(12,340)
Recoverable taxes		(31,133)		(34,696)		(10,488)
Judicial deposits		(18,206)		(23,615)		(7,138)
Other assets		(4,762)		(11,832)		(3,577)
Increase (decrease) in:
Derivative financial instruments		1,047		(186)		(56)
Trade accounts payable		680		(52,674)		(15,922)
Reverse factoring		1,427		1,489		450
Taxes and contributions payable		—		212		64
Deferred revenue		—		(1,449)		(438)
Accrued expenses		(24,543)		(31,354)		(9,476)
Share-based payment		—		(2,141)		(647)
Other liabilities		(1,652)		(568)		(172)

Net cash provided by (used in) operating activities		(35,171)		(106,784)		(32,278)
Cash flows from investing activities:
Purchase of property and equipment		(17,858)		(4,487)		(1,356)
Purchase of intangible assets		(17,269)		(22,770)		(6,883)
Interest received on installment sales		663		197		60
Restricted cash		(8,359)		631		191

Net cash provided by (used in) investing activities		(42,823)		(26,429)		(7,988)
Cash flows from financing activities:
Proceeds from debt		—		123,936		37,463
Payments of debt		(55,144)		(52,973)		(16,013)
Payments of interest		(48,782)		(60,960)		(18,427)
Proceeds from issuance of common shares		—		424,533		128,327

Net cash provided by (used in) financing activities		(103,926)		434,536		131,350
Effect of exchange rate changes on cash and cash equivalents		(5,539)		7,322		2,213
Change in cash and cash equivalents		(187,459)		308,645		93,297
Cash and cash equivalents, beginning of period		249,064		111,304		33,645
Cash and cash equivalents, end of period		61,605		419,949		126,942

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Leonardo Tavares Dib
Name:	Leonardo Tavares Dib
Title:	Chief Financial Officer

Date: August 14, 2017